SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )

LABORATORY CORPORATION OF AMERICA HOLDINGS

(Name of Subject Company (Issuer))

LABORATORY CORPORATION OF AMERICA HOLDINGS

(Name of Filing Person (Issuer))

Liquid Yield Option™ Notes due 2021 (Zero Coupon-Subordinated)

(Title of Class of Securities)

50540R AB 8

50540R AC 6

(CUSIP Number of Class of Securities)

Bradford T. Smith

Executive Vice President of Corporate Affairs and Secretary

Laboratory Corporation of America Holdings

358 South Main Street

Burlington, North Carolina 27215

(336) 229-1127

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

with copy to:

Michael J. Silver, Esq.

Hogan & Hartson L.L.P.

111 South Calvert Street, 16th Floor

Baltimore, Maryland 21202

(410) 659-2700

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee*:
$550,408,365.78	$58,893.70

*	This Schedule TO relates to the Issuer’s offer to exchange an aggregate principal amount at maturity of up to $743,966,000 of Laboratory Corporation of America Holdings’ new Zero Coupon Convertible Subordinated Notes due 2021 (the “New Notes”) plus an exchange fee of $2.50 in cash per $1,000 principal at maturity, for a like principal amount at maturity of Laboratory Corporation of America Holdings’ currently outstanding Liquid Yield Option™ Notes due 2021 (Zero Coupon-Subordinated) (the “Old Notes”). The transaction valuation is based on the book value of the Old Notes computed as of the latest practicable date prior to the filing, which is $742.33, and the exchange fee of $2.50 per $1,000 principal amount at maturity.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$58,893.70
Form or Registration No.:	Form S-4 (File No. 333-137553)
Filing party:	Laboratory Corporation of America Holdings
Date filed:	September 22, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO-I (“Schedule TO-I”) relates to an offer (the “Exchange Offer”) by Laboratory Corporation of America Holdings, a Delaware corporation (the “Company”), to exchange up to $743,966,000 aggregate principal amount at maturity of a new series of the Company’s Zero Coupon Convertible Subordinated Notes due 2021 (the “New Notes”) plus an exchange fee of $2.50 in cash per $1,000 principal amount at maturity for each $1,000 principal amount at maturity of validly tendered and accepted outstanding Liquid Yield Option™ Notes due 2021 (Zero Coupon-Subordinated) of the Company (the “Old Notes”), for up to $743,966,000 aggregate principal amount at maturity of Old Notes, upon the terms and subject to the conditions contained in the prospectus, subject to amendment, dated September 22, 2006 (as it may be amended and supplemented from time to time, the “Prospectus”), which forms a part of the Company’s Registration Statement on Form S-4 (File No. 333-137553), as amended on the date hereof (the “Registration Statement”) and which is incorporated herein by reference in response to Items 1 through 11 of this Schedule TO-I.

This Schedule TO-I is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

Item 1. Summary Term Sheet.

The information under the heading “Summary” in the Prospectus is incorporated herein by reference in answer to Item 1 of this Schedule TO-I.

Item 2. Subject Company Information.

The information under the subheading “Summary—Laboratory Corporation of America Holdings” and under the heading “Price Range of Our Common Stock” in the Prospectus is incorporated herein by reference in partial answer to Item 2 of this Schedule TO-I. As of September 21, 2006, there was approximately $743,966,000 aggregate principal amount at maturity of Old Notes outstanding. There is no established reporting system or trading market for trading in the Old Notes. However, the Company believes the Old Notes currently are traded over the counter. The Company believes that there is no practical way to accurately determine the trading history of the Old Notes. To the extent that the Old Notes are traded, prices of the Old Notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company’s operating results, the market price of the Company’s common stock, par value $.10 and the market for similar securities. The Paying Agent has informed us that, as of the date of this Schedule TO-I, all of the Old Notes are held in global form through DTC.

Item 3. Identity and Background of Filing Person.

The information under the subheading “Summary—Laboratory Corporation of America Holdings” in the Prospectus is incorporated herein by reference in answer to Item 3 of this Schedule TO-I. The Company is the filing person.

The following table sets forth the names of each of the members of the Company’s board of directors and each of the Company’s executive officers. The business address of each person set forth below is c/o Laboratory Corporation of America Holdings, 358 South Main Street, Burlington, North Carolina 27215 and the telephone number there is (336) 229-1127.

NAME	POSITION
Thomas P. Mac Mahon	Chairman of the Board, President, and Chief Executive Officer
William B. Haas	Executive Vice President, Esoteric Business
William B. Hayes	Executive Vice President, Chief Financial Officer, and Treasurer
David P. King	Executive Vice President and Chief Operating Officer
Myla P. Lai-Goldman, M.D.	Executive Vice President, Chief Scientific Officer, and Medical Director
Benjamin R. Miller	Executive Vice President, Sales, Marketing, and Managed Care
Richard L. Novak	Executive Vice President of Strategic Planning and Corporate Development
Bradford T. Smith	Executive Vice President of Corporate Affairs, Chief Legal Officer, and Secretary
Kerrii B. Anderson	Director
Jean-Luc Bélingard	Director
Wendy E. Lane	Director
Robert E. Mittelstaedt, Jr.	Director
Arthur H. Rubenstein, MBBCh	Director
Andrew G. Wallace, M.D.	Director
M. Keith Weikel, Ph.D.	Director

Item 4. Terms of the Transaction.

The information under the headings “Summary,” “The Exchange Offer,” “Description of the New Notes” and “Certain U.S. Federal Income Tax Consequences” in the Prospectus is incorporated herein by reference in partial answer to Item 4 of this Schedule TO-I. No Old Notes are to be purchased from any officer, director or affiliate of the Company.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

The Old Notes were issued under an Indenture, dated as of September 11, 2001, between the Company and The Bank of New York.

Item 6. Purposes of the Transaction and Plans or Proposals.

The information under the subheadings “Summary” and “The Exchange Offer” in the Prospectus is incorporated herein by reference in partial answer to Item 6 of this Schedule TO-I. Any Old Notes submitted for exchange will be canceled and retired. The information in Items 1.01 and 5.02 of the Company’s Current Report on Form 8-K filed on July 21, 2006 (incorporated by reference to the Company’s Current Report on Form 8-K filed on July 21, 2006, File No. 001-11353) in partial answer to Item 6 of this Schedule TO-I.

Item 7. Source and Amount of Funds or Other Consideration.

(a) The consideration for each $1,000 principal amount at maturity of the Old Notes to be purchased by the Company is the issuance of $1,000 principal amount at maturity of New Notes and an exchange fee of

$2.50. The total consideration required to purchase all of the outstanding Old Notes is $745,825,915, consisting of $743,966,000 principal amount at maturity of New Notes and an aggregate exchange fee of $1,859,915. The Company expects to use its working capital to fund the payment of the exchange fee and fees and expenses.

(b) Not Applicable.

(d) Not Applicable.

Item 8. Interest in Securities of the Subject Company.

The Company does not beneficially own any of the Old Notes. Pursuant to the terms of the Old Notes, each holder of the Old Notes had the right to require the Company to purchase all or any part of such holder’s Old Notes at a purchase price equal to $741.92 per $1,000 principal amount at maturity, plus any accrued and unpaid interest, including contingent interest, on September 11, 2006. The holders’ right to surrender their Old Notes for purchase expired at 5:00 p.m., New York City time, on September 21, 2006. The Company has been advised by The Bank of New York, as paying agent, that Old Notes in an aggregate principal amount at maturity of $34,000 were surrendered and not withdrawn prior to the expiration of the offer. The Company has accepted all of these Old Notes for purchase at a price of $741.92 in cash per $1,000 principal amount at maturity. Accordingly, the aggregate purchase price for all such Old Notes was $25,225.28.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

The information under the subheadings “The Exchange Offer—Exchange Agent,” “The Exchange Offer—Information Agent,” “The Exchange Offer—Dealer Manager,” and “The Exchange Offer—Other Fees and Expenses” in the Prospectus is incorporated herein by reference in answer to Item 9 of this Schedule TO-I.

Item 10. Financial Statements.

(a)(1)	The information on pages F1 through F29 in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 is incorporated herein by reference in partial answer to Item 10 of this Schedule TO-I.

(a)(2)	The information on pages 1 through 20 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 is incorporated herein by reference in partial answer to Item 10 of this Schedule TO-I.

(a)(3)	The information in the Prospectus under the heading “Ratio of Earnings to Fixed Charges” is incorporated herein by reference in partial answer to Item 10 of this Schedule TO-I.

(a)(4)	At June 30, 2006, our book value per share was $16.1.

Copies of the financial statements incorporated herein by reference pursuant to clauses (1) and (2) of this Item 10(a) can be obtained as provided in the Prospectus under the heading “Additional Information.”

(b)	The Company believes that, on a pro forma basis, the Exchange Offer will have no material effect on the Company’s historical financial information.

Item 11. Additional Information.

Not applicable.

Item 12. Exhibits.

(a)(1)	Preliminary Prospectus, subject to amendment, dated September 22, 2006 (incorporated by reference to the Registration Statement).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Preliminary Prospectus, subject to amendment, dated September 22, 2006 (incorporated by reference to the Registration Statement).

(a)(5)	Text of Items 1.01 and 5.02 of the Company’s Current Report on Form 8-K filed on July 21, 2006 (incorporated by reference to the Company’s Current Report on Form 8-K filed on July 21, 2006, File No. 001-11353).

(b)	Not applicable.

(d)	Indenture, dated as of September 11, 2001, between the Company and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-3, as filed with the Securities and Exchange Commission on October 19, 2001, File No. 333-71896).

(g)	Not applicable.

(h)	Tax Opinion of Hogan & Hartson L.L.P. (incorporated by reference to Exhibit 8.1 of the Registration Statement).

Item 13. Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LABORATORY CORPORATION OF AMERICA HOLDINGS

By:	/s/ Bradford T. Smith
Bradford T. Smith
Executive Vice President, Corporate Affairs and Secretary

Date: September 22, 2006

EXHIBIT INDEX

(a)(1)	Preliminary Prospectus, subject to amendment, dated September 22, 2006 (incorporated by reference to the Registration Statement).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Preliminary Prospectus, subject to amendment, dated September 22, 2006 (incorporated by reference to the Registration Statement).

(a)(5)	Text of Items 1.01 and 5.02 of the Company’s Current Report on Form 8-K filed on July 21, 2006 (incorporated by reference to the Company’s Current Report on Form 8-K filed on July 21, 2006, File No. 001-11353).

(b)	Not applicable.

(d)	Indenture, dated as of September 11, 2001, between the Company and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-3, as filed with the Securities and Exchange Commission on October 19, 2001, File No. 333-71896).

(g)	Not applicable.

(h)	Tax Opinion of Hogan & Hartson L.L.P. (incorporated by reference to Exhibit 8.1 of the Registration Statement).